UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-21432

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
[_] Form N-SAR

For Period Ended: September 30, 2003

[_] Transition Report on Form 10-K	[_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F	[_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant     Auspex Systems, Inc.

Former name if applicable     N/A

Address of principal executive office (Street and number)     2880 Lakeshore Dr.

City, State and Zip Code     Santa Clara, CA 95054

Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 22, 2003 the Registrant filed a voluntary petition under the provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, San Jose Division (case no. 03-52596-mm11). Pursuant to Chapter 11 of the Bankruptcy Code, the Registrant is authorized to operate its business as a debtor in possession while being subject to the supervision and orders of the Bankruptcy Court. The filing of the voluntary petition under the provisions of Chapter 11, the Registrant’s associated significant reduction in personnel and the lack of a relationship with auditors has limited the resources available to the Registrant to prepare its quarterly report on Form 10-Q (the “Form 10-Q”) by the prescribed due date of November 14, 2003. In particular, since the Registrant filed with the Securities and Exchange Commission on February 11, 2003 its quarterly report on Form 10-Q for the quarter ended December 31, 2003, the Registrant has not maintained nor reengaged a relationship with auditors. Because the Registrant currently does not have a relationship with or has not reengaged auditors, the Registrant’s Chief Executive Officer and Chief Financial Officer are unable to make the certifications required by Items 601(b)(31) and (32) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and thus are unable to file a periodic report with the Securities and Exchange Commission in compliance with the Securities Exchange Act of 1934.

On November 13, 2003, following a hearing that was duly noticed to creditors and equity interest holders, the United States Bankruptcy Court Northern District of California San Jose Division (the “Bankruptcy Court”) executed an order entitled “Order Confirming First Amended Plan of Liquidation (“Order”) by which the Bankruptcy Court confirmed the First Amended Plan of Liquidation (the “Plan”) for the Registrant. Pursuant to the terms of the Order, as soon as practicable, the Registrant shall mail to creditors and equity interest holders a copy of the “Notice of (1) Entry of Order Confirming First Amended Plan of Liquidation; (2) Setting of Effective Date; (3) Setting Record Date; (4) Post-Confirmation Bar Dates” (“Confirmation Notice”). Pursuant to the Order, the Effective Date of the Plan shall be November 28, 2003. The Plan provides that: 1) after the effective date of the Plan of November 28, 2003 (the “Effective Date”), the Registrant shall not recognize any transfer of the Registrant’s equity interests, but shall instead be entitled to only recognize and deal for all purposes with only those holders of record stated on the applicable transfer ledgers as of the record date of November 28, 2003 (the “Record Date”); 2) any person or entity that (i) holds a right to purchase or demand the issuance of any equity security of the Registrant, including (a) redemption, conversion, exchange, voting, participation, and dividend rights; (b) liquidation preferences; or (c) stock options and warrants and (ii) fails to redeem, convert, exchange or otherwise fully and completely exercise these rights by the Record Date or otherwise become the holder of an equity interest as of the Record Date, shall not be entitled to any distribution on account of such inchoate rights; 3) one (1) business day after the Effective Date, all of the Registrant’s equity interests shall be and are hereby cancelled; and 4) upon cancellation of the Registrant’s equity interests, the Registrant, the Post-Petition Debtor and the Disbursing Agent (as defined in the Plan), their respective agents, attorneys and accountant, shall be absolved, prospectively and retrospectively, of all reporting and filing requirements and duties otherwise applicable to a corporation whose securities are publicly traded, including, but not limited to, the Securities and Exchange Act of 1934 and all other similar state and federal statutes, regulations, rules, requirements and/or promulgations. As a result of the foregoing, the Registrant will be unable to prepare and review the financial results from the most recent fiscal period and to prepare the Form 10-Q. A copy of the Plan, as approved, has been filed pursuant to a Current Report on Form 8-K as of November 14, 2003.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Peter Simpson	(408) 885-9887
(Name)	(Area Code)(Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, the Registrant is unable to complete the preparation of the financial results for the quarterly period ended September 30, 2003. Until such results are prepared and completed, the Registrant cannot make accurate quantitative comparisons for those periods.

Auspex Systems, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003	By:	/s/ Peter Simpson

	Name:	Peter Simpson

	Title:	Chief Financial Officer

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